News Release

B2Gold Corp. Reports Record First Quarter 2013 Gold Production and Revenue

Vancouver, April 23, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce gold production and revenue numbers for the first quarter of 2013, which includes gold production and sales from the Masbate Mine in the Philippines, acquired on January 16, 2013 as a result of the completion of the CGA Mining Limited (“CGA Mining”) merger. All dollar figures are in United States dollars unless otherwise indicated.

2013 First Quarter Highlights

  Record gold revenue for the quarter of $154.9 million
  Record gold production for the quarter of 86,747 ounces (includes Masbate Mine as of January 01, 2013)
  Record gold sales for the quarter of 95,042 ounces

First Quarter 2013 Gold Production

B2Gold gold production from La Libertad and Limon mines in Nicaragua in the first quarter of 2013 was 43,194 ounces of gold, which exceeded budget by 2,287 ounces. Gold production at the Masbate Mine in the first quarter was 43,554 ounces of which 36,467 ounces will be included in the consolidated results of B2Gold. The difference relates to production from January 01, 2013 to January 15, 2013 prior to the closing of the acquisition. Total gold production for the first quarter including the consolidation of the Masbate Mine as of January 01, 2013 was 86,747 ounces. Attributable gold production to B2Gold based on the January 16, 2013 acquisition date was 79,661 ounces.

Total production in the first quarter from La Libertad open pit gold mine was 29,124 ounces of gold, which was 1,159 ounces higher than budget. The main reasons for the improved production at La Libertad Mine were improved gold grades of 1.98 grams per tonne (“g/t”) gold versus budget of 1.96 g/t gold and higher gold recoveries of 93.8% compared to budget of 92.0% .

The Limon open pit and underground mine also had a strong quarter, producing 14,070 ounces of gold compared to a budget of 12,942 ounces. In the month of March the Limon mine produced 5,200 ounces of gold achieving its best monthly production since being acquired by B2Gold in 2009. The higher than budgeted gold production for the quarter was a result of higher milled tonnes of 108,030 (budget 102,908) and slightly higher gold head grades of 4.43 g/t gold (budget 4.29 g/t gold).

First quarter production at the recently acquired Masbate Mine in the Philippines was 43,554 ounces of gold compared to the CGA Mining budgeted number of 48,321 ounces of gold. B2Gold’s forecast gold production for the Masbate Mine was estimated at 43,894 ounces for the first quarter and between 175,000 and 185,000 ounces for the year as compared to CGA Mining guidance of 200,000 ounces. 2013 production will be impacted by a change out of the old SAG mill with a new SAG mill to be delivered in late August or September. B2Gold and Masbate engineers and geologists are working towards an updated geological model and mine plan which will incorporate drilling from the 2012 exploration program. B2Gold’s technical team believes the new reserve and mine plan will be completed by mid-2013. The updated mine plan will be used to provide B2Gold guidance for 2013 production and cash cost numbers. The Company’s technical team will also be reviewing potential expansion plans for Masbate based on the updated geological model. Guidance for the potential expansion of the Masbate mill is targeted for completion by early 2014.

B2Gold’s strong financial position and anticipated future operating cash flows, combined with the recently signed $150 million Revolving Credit Facility, are expected to provide the Company with sufficient financial resources to continue to advance its development and exploration projects and fund all capital requirements in 2013 despite the recent gold price decline, while remaining in a strong cash position.

With our proven technical team, strong operational performance, financial strength and high quality development and exploration projects, B2Gold is well positioned to continue our rapid growth as an intermediate gold producer.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the first quarter results on Wednesday, May 15, 2013 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 877-440-9795 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 8903179). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as; "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", " "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Otjikoto Project; risks and uncertainties associated with new mining operations including start-up delays and operational issues; litigation, legislative, tax (including employee profit sharing arrangements), environmental and other judicial, regulatory, political and competitive developments in Canada, Namibia and other jurisdictions in which the Company may carry on business; labour relations matters; and foreign exchange rate fluctuations, as well as other factors described in the Company's most recent annual information form filed with Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.